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                                                                     EXHIBIT 8


                               February 28, 2000

O'Sullivan Industries, Inc.
1600 Gulf Street
Lamar, Missouri 64759


          Re: Offer by O'Sullivan Industries, Inc. to Exchange any and all of Its Outstanding 13 3/8% Senior Subordinated Notes Due 2009 for Its Series B 13 3/8% Senior Subordinated Notes Due 2009

                  We have acted as counsel to O'Sullivan Industries, Inc. (the "Company") in connection with its offer (the "Exchange Offer") to exchange any and all of its old 13 3/8% Senior Subordinated Notes Due 2009 (the "Old Securities") for its Series B 13 3/8% Senior Subordinated Notes due 2009 (the "New Securities").

                  Your have requested our opinion as to certain United States federal income tax consequences of the Exchange Offer. In preparing our opinion, we have reviewed and relied upon the Company's Registration Statement on Form S-4, filed with the Securities and Exchange Commission on February 28, 2000 (the "Registration Statement"), and such other documents as we deemed necessary.

                  On the basis of the foregoing, it is our opinion that the exchange of the Old Securities for the New Securities pursuant to the Exchange Offer will not be treated as an "exchange" for United States federal income tax purposes, because the New Securities will not be considered to differ materially in kind or extent from the Old Securities. Rather, the New Securities received by a holder will be treated as a continuation of teh Old Securities in the hands of that holder. Accordingly, there will be no federal income tax consequences to holders solely as a result of the exchange of the Old Securities for New Securities under the Exchange Offer.

                  The opinion set forth above is based upon the applicable provisions of the Internal Revenue Code of 1986, as amended, the Treasury Regulations promulgated or proposed thereunder, current positions of the Internal Revenue Service (the "IRS") contained in published revenue rulings, revenue procedures, and announcements, existing judicial decisions and other applicable authorities. No tax ruling has been sought from the IRS with respect to any of the matters discussed herein. Unlike a ruling from the IRS, an opinion of counsel is not binding on the IRS. Hence, no assurance can be given that a court would reach the same conclusion as the opinion stated in this letter, or that such opinion will not be successfully challenged by the IRS. We express no opinion concerning any tax consequences of the Exchange Offer except as expressly set forth above.
                                 Very truly yours,


                                 /s/ Kirkland & Ellis